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                             EPOCH BIOSCIENCES, INC.



                                January 18, 2001



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Epoch Biosciences, Inc. - Post Effective Amendment No. 1 on Form S-3 to Registration Statement on Form SB-2, Registration No. 333- 88909

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Epoch Biosciences, Inc. (the "Registrant") hereby requests that its Post Effective Amendment No. 1 on Form S-3 to Registration Statement on Form SB-2, Registration No. 333-88909, filed on December 28, 2000, ("Amendment No. 1"), be withdrawn as practicable.

         The reason for this request is that the amendment erroneously called for the registration of an additional 100,000 shares of Common Stock of the Registrant (the "Additional Shares"), which were to have been covered by Amendment No. 1. The Additional Shares were not issued or sold under Amendment No. 1, and Post Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2, Registration No. 333-88909, ("Amendment No. 2"), which should not be withdrawn, was filed on January 10, 2001, to correct the defect and remove the Additional Shares from the registration statement.

         If you have any questions regarding this request, please call me at
(425) 482-5157, or our counsel, Lawrence B. Cohn of Stradling Yocca Carlson & Rauth at (949) 725-4132.

                                            Very truly yours,

                                            EPOCH BIOSCIENCES, INC.


                                            /s/ Sanford S. Zweifach
                                            ---------------------------------
                                            Sanford S. Zweifach
                                            Chief Financial Officer